HENNION & WALSH, INC.

Financial Statements and Supplementary Information

(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2017

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hennion & Walsh, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Route 46 Waterview Plaza
(No. and Street)

Parsippany   NJ   07054-1018
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Hoffmann   (800) 836-8240
                                               (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400   Whippany   NJ   07981
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

HENNION & WALSH, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

[x]   Independent Auditors' Report.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[x]   Statement of Operations.

[x]   Statement of Changes in Stockholders' Equity.

[x]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

[x]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[x]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[x]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with Computation of Net Capital and the Determination of Reserve Requirements Under Rule 15c3-3.

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[x]   Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.

[x]   Management Statement Regarding Exemption from Rule 15c3-3

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, Debbie Hoffmann, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hennion & Walsh, Inc. for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Debbie Hoffmann
Signature

Chief Financial Officer
Title

Subscribed and sworn
to before me

Kristina Von Tetzlaff

Kristina L Von Tetzlaff
Notary Public
New Jersey
My Commission Expires 3-22-20

HENNION & WALSH, INC.

Index
December 31, 2017

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Hennion & Walsh, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hennion & Walsh, Inc. (the "Company"), as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information, Schedule I Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirement Under Rule 15c3-3 of the Securities Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2011.

February 28, 2018

HENNION & WALSH, INC.

Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$ 765,892
Marketable securities owned, at fair value	8,796,651
Due from clearing broker	3,917,670
Interest receivable	130,244
Property and equipment, net	75,136
Intangible assets, net	832,836
Due from affiliates	157,228
Due from employees	276,489
Other assets	294,659
Total assets	**$15,246,805**

Liabilities and Stockholders' Equity

Commitments and Contingencies (see Notes 11 and 12)

Liabilities:

Marketable securities sold, not yet purchased - at fair value	$ 4,921,571
Accounts payable and accrued expenses	1,875,969
Deferred income	535,630
Interest payable	56,404
Deferred rent liability	242,822
Total liabilities	**7,632,396**

Stockholders' Equity

Common stock, no par value; 2,500 shares authorized;	
210 shares issued and outstanding	15,000
Additional paid-in capital	897,262
Retained earnings	6,721,872
Less: promissory notes - stock purchase	(19,725)
Total stockholders' equity	**7,614,409**
Total liabilities and stockholders' equity	**$15,246,805**

The accompanying notes are an integral part of these financial statements.

HENNION & WALSH, INC.

Statement of Operations
Year Ended December 31, 2017

Revenues		
Trading revenue	$	25,215,995
12B-1 fee income		1,242,966
Commission income		1,388,099
UIT - organization fees		3,262,301
UIT income		2,606,888
Interest income		298,433
Miscellaneous income		900,816
Total revenues		34,915,498
Expenses		
Compensation and benefits		20,842,860
Advertising and marketing		2,380,429
Broker, exchange and clearance fees		3,751,412
Office expense		1,201,561
Occupancy		1,067,234
Professional fees		2,062,395
Travel and entertainment		802,316
Regulatory and compliance		2,513,391
Insurance		285,026
Depreciation and amortization		162,336
Interest expense		82,896
Other		126,100
Total expenses		35,277,956
Net loss	$	(362,458)

The accompanying notes are an integral part of these financial statements.

HENNION & WALSH, INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2017

	Common Stock - Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Promissory Note - Stock Purchase	Total Stockholders' Equity
Balance, January 1, 2017	210	$ 15,000	$ 897,262	$ 8,084,330	$ (61,599)	$ 8,934,993
Payments of promissory notes					41,874	$ 41,874
Stockholder distributions				(1,000,000)		$ (1,000,000)
Net loss			-	(362,458)	-	$ (362,458)
Balance, December 31, 2017	210	$ 15,000	$ 897,262	$ 6,721,872	$ (19,725)	$ 7,614,409

The accompanying notes are an integral part of these financial statements.

HENNION & WALSH, INC.

Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities

Net loss	$ (362,458)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	162,336
Decrease (increase) in operating assets	
Marketable securities owned, at fair value	512,501
Due from clearing broker	545,252
Interest receivable	(13,901)
Due from affiliate	230,930
Due from employees	(258,489)
Other assets	(174,465)
Increase (decrease) in operating liabilities	
Marketable securities sold not yet purchased, at fair value	1,756,030
Accounts payable and accrued expenses	(1,035,240)
Deferred income	(257,160)
Interest payable	20,267
Deferred rent liability	(21,282)
Net cash provided by operating activities	1,104,321

Cash flows from financing activities

Proceeds from repayment of promissory notes - stock purchases	41,874
Payments for stockholder distributions	(1,000,000)
Net cash used in financing activities	(958,126)
Net increase in cash and cash equivalents	146,195
Cash and cash equivalents, January 1, 2017	619,697
Cash and cash equivalents, December 31, 2017	$ 765,892

Supplemental disclosures of cash flow information

Cash paid for interest expense	$ 62,629

The accompanying notes are an integral part of these financial statements.

5

Note 1.   Nature of Operations

Hennion & Walsh, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial and Industry Regulatory Agency ("FINRA"). The Company is a New Jersey corporation that offers equity and fixed-income products and services to individual investors. In addition, the Company trades for its own account.

Note 2.   Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, consisting of money market fund investments and time deposits with original maturities of three months or less.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption.. Management has determined that adoption of Topic 606 will have no impact on the Company's financial statements.

Revenue Recognition

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities and charges commissions based on the services the Company provides to these customers.

Customer security transactions and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transactions on margin are charged interest, which the Company participates in. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm.

Net trading profits result in gains or losses from securities transactions entered into for the accounts of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the Company to losses. Net trading profits are recorded on a trade date basis.

HENNION & WALSH, INC.

Notes to Financial Statements
December 31, 2017

Note 2.   Summary of Significant Accounting Policies (Continued)

The Company receives incentive payments in relation to its relationship with the clearing broker. The income is recognized based on the terms of the agreement.

The Company is reimbursed for certain organizational fees as stated in the prospectus for bringing Unit Investment Trusts ("UITs") to market. The revenue is earned when the UITs come out of the primary market.

12B-1 fee income is based on an allocation of fees earned based on the daily average net assets of the assets under management in registered investment companies.

Fair Value of Financial Instruments

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

Investment Valuation

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1:   Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2:   Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3:   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

7

Note 2. **Summary of Significant Accounting Policies (Continued)**

Marketable securities are those that can be readily sold, either through a stock exchange or through a direct sales arrangement and are carried at fair value based on market quotes. Equity securities are valued at quoted market prices at the Company's fiscal year-end. Corporate debt securities and state and municipal government debt securities are valued at the closing price reported on the inactive market on which the individual securities or bonds are traded. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by the Company in accordance with US GAAP. Both realized and unrealized gains and/or losses are recognized in the current earnings.

Due from/to Clearing Broker

The Company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due from clearing broker amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organization as deemed necessary. Amounts due from broker are considered fully collectible by management.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of three to five years. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. There was no impairment loss for the year ended December 31, 2017.

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the stockholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. The Company is subject to various minimum state filing fees.

The stockholders of the Company have concluded that the Company is a pass-through entity for tax purposes and there are no uncertain tax positions that would require recognition in the financial

HENNION & WALSH, INC.

Notes to Financial Statements
December 31, 2017

statements. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

Advertising Costs

In accordance with FASB Accounting Standard Codification ("ASC") 720 "Other Expenses", advertising costs of $2,350,555 were expensed as incurred for the year ended December 31, 2017 and are included in advertising and marketing on the statement of operations.

Deferred Income

In 2013, the Company received $1,800,000 from its clearing broker for agreeing to extend the Clearing Agreement with the clearing broker for a seven year term. The amount is being amortized by a straight-line method over the term of the agreement. As of December 31, 2017, the balance of the deferred income was $535,630.

Note 3.   Related Party Transactions

Under an expense sharing agreement, the Company periodically makes advances to two affiliates. Total reimbursed expenses amounted to $1,328,887. These expenses include rent, payroll and various office expenses. Total reimbursed income amounted to $1,095,138. This income includes advisory management fees paid by the clients which is collected by our clearing firm on behalf of our affiliate. The net receivable totaled $157,228 as of December 31, 2017 and is non-interest bearing.

In April 2013, in order to finance the purchase of shares of common stock of the Company, three employees made capital contributions, in the amount of $217,158, with a pledge of promissory notes to the Company. The promissory notes commenced on May 1, 2013, with 60 monthly payments of $1,240. Each note bears interest at a rate of 1.09% per annum. As of December 31, 2017, the receivable balance is $19,725.

Note 4.   Intangible Assets

On January 1, 2014, the Company entered into an agreement to purchase all applicable assets of P.M.K. Securities & Research, Inc., and P.M.K. Capital Advisors, Inc. ("PMK"), both Florida corporations, at a total cost of $2,650,000. As a result of this agreement, the Company recorded $47,867 of fixed assets and $2,602,133 of intangible assets. The intangible assets consist of customer lists purchased from PMK. Since the purchased corporation did not meet the targeted net revenue, the customer list was reduced from $2,602,133 to $1,545,559 in 2014 and 2015.

This customer list is being amortized on the straight-line method over a life of ten years. Amortization expense for the year ended December 31, 2017 aggregated $138,804. The remaining balance of the asset is subject to the conditions set forth in the purchase agreement.

The Company's future amortization expense of customer list is as follows:

Year Ending December 31, 2017	Amounts
2018	$ 138,806
2019	138,806
2020	138,806
2021	138,806
2022	138,806
Thereafter	138,806
	$ 832,836
Intangible assets at December 31, 2017	$ 1,545,559
Accumulated amortization	(712,723)
Net value	$ 832,836

Note 5.   Property and Equipment

Major classes of property and equipment consist of the following at December 31, 2017:

Furniture and equipment	$ 372,718
Leasehold improvements	105,146
	477,864
Less: accumulated depreciation and amortization	(402,728)
Net property and equipment	$ 75,136

The depreciation and amortization expense for the year ended December 31, 2017 aggregated $23,532.

HENNION & WALSH, INC.

Notes to Financial Statements
December 31, 2017

Note 6. Fair Value Measurements

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2017.

	Quoted Prices Active Market Level 1	Observable Measurement Criteria Level 2	Level 3	Total
Assets (at fair value)				
Securities owned				
Corporate debt securities	$ -	$ 5,933,751	$ -	$ 5,933,751
Government debt securities	-	2,777,720	-	2,777,720
Equity securities	85,180	-	-	85,180
Total	$ 85,180	$ 8,711,471	$ -	$ 8,796,651
Liabilities (at fair value)				
Securities sold, not yet purchased				
Corporate debt securities	$ -	$ 4,834,490	$ -	$ 4,834,490
Government debt securities	-	2,270	-	2,270
Equity securities	84,811	-	-	84,811
Total	$ 84,811	$ 4,836,760	$ -	$ 4,921,571

There were no transfers between levels of the fair value hierarchy for assets and liabilities measured at fair value during the year 2017.

Note 7. Regulatory Requirements

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to SEC Uniform Net Capital Rule 15c-3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital of $4,887,172 which was $4,637,172 in excess of its required net capital of $250,000. The Company's net capital ratio was .55 to 1 at December 31, 2017.

Note 8. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Note 9.   Risk and Uncertainties

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

Note 10.   Retirement Plan

The Company has a defined contribution 401(k) plan. Employees are eligible to participate after one year of service with the Company. The Company's contribution amounted to $94,588 for the year ended December 31, 2017.

Note 11.   Commitments

The Company has obligations under operating lease agreements for equipment and office space. These leases will start to expire in 2022. Rental expense under these operating leases was $735,633 for the year ended December 31, 2017 and are included in occupancy on the statement of operations.

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ending December 31, 2017	Total Commitments
2018	$ 698,343
2019	721,008
2020	724,576
2021	728,252
2022	732,037
Thereafter	531,543
	$ 4,135,759

Note 12.   Litigation

On occasion, the Company is involved in claims and other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity. In the event of unfavorable outcomes in these cases, the Company could recognize a loss ranging from $0 to $1,895,000. The Company has reserved $549,550 against a possible loss.

Note 13.   Subsequent Event

In January 2018, the Company entered into a capital lease agreement for furniture for their Boca Raton, Florida location. The estimated value of the capital lease asset and corresponding lease liability is approximately $162,000.

HENNION & WALSH, INC.

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

Net Capital

Total stockholders' equity qualified for net capital	$	7,614,409

Deductions and/or charges
  Nonallowable assets

Property and equipment, net		75,136
Intangible assets, net		832,836
Due from affiliate		157,228
Due from employees		276,489
Other assets		294,659
Total non-allowable assets		1,636,348
Net capital before haircuts on securities positions		5,978,061
Haircut on securities		1,087,201
Undue concentration charge		3,688
Net capital	$	4,887,172

Aggregated Indebtedness

Accounts payable and accrued expenses	$	1,875,969
Deferred income		535,630
Interest payable		56,404
Deferred rent liability		242,822
Total aggregated indebtedness	$	2,710,825

Computation of Basic Net Capital Requirement

Minimum net capital required of 6 2/3% of aggregated indebtedness of $2,710,825 or $250,000, whichever is greater	$	250,000
Excess net capital	$	4,637,172
Net capital less greater of 10% of aggregated indebtedness or 120% of minimum capital requirement	$	4,587,172
Ratio of aggregated indebtedness to net capital		.55

See Report of Independent Registered Public Accounting Firm

HENNION & WALSH, INC.

Schedule II
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirement Under Rule 15C3-3 of the Securities Exchange Commission
December 31, 2017

The Company is designated by its FINRA membership agreement to operate under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3, the Company has no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers and clears all transactions through its clearing broker on a fully disclosed basis.

See Report of Independent Registered Public Accounting Firm

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Hennion & Walsh, Inc.

We have reviewed management's statements, included in the accompanying Exemption from Rule 15c3-3, in which (1) Hennion & Walsh, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions for the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, with the exception of the matters described in the preceding paragraph, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 28, 2018

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

HENNION & WALSH, INC.

Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3

Hennion & Walsh, Inc. (the "Company"), is designated, by its FINRA membership agreement, to operate under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3, the Company may file an exemption report because it had no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

Throughout the year ended December 31, 2017, the Company has been in compliance with the exemption from SEC Rule 15c3-3, without exception.

Signature

Debbie Hoffmann

Debbie Hoffmann, CFO